May 27, 2008

Kerr Taylor
President, CEO, and Director
8 Greenway Plaza, Suite 1000
Houston, TX 77046

Re: AmREIT Monthly Income and Growth Fund IV, L.P.
Form 10
Filed on April 29, 2008
File No. 0-53203

Dear Mr. Taylor:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.   Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 at such time and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

2.   Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

3.   Please disclose your website address pursuant to Item 101(e)(2).

Item 1. Business, page 1

4.   Please add a column to your chart on page 1 that discloses the percentage of each existing retail property that is currently leased. We note that this information appears in your chart on page 16.

Equity Allocation, page 2

5.   Your disclosure states that you have invested approximately $18.3 million of net proceeds of the Offering in real properties and have approximately $19.4 million in cash and cash equivalents. We note that you raised approximately $50 million in the Offering. Please disclose the use of the remainder of the Offering proceeds (approximately $12 million).

Investments in Properties with Operating Histories, page 2

6.   We note your references to certain potential tenants. To the extent that you do not currently have agreements with each of these prospective tenants, please refrain from identifying them by name.

Real Estate Fundamentals, page 3

7.   Please discuss whether your current properties conform to these target property characteristics.

Joint Ventures, page 4

8.   We note your disclosure regarding your ability to approve all significant decisions involving the properties. Please disclose whether these decisions include decisions regarding acquisitions, sales, refinancings, annual operating budgets and capital improvements.

Competition, page 5

9.   Please identify those affiliates with whom you compete directly or, alternatively, provide a cross-reference to such discussion

Risk Factors, page 9

10.   Please add a risk factor to address your current lack of geographic diversity.

We presently intend to effect a liquidity event…, page 9

11.   Please add to your risk factor disclosure that this liquidity event may be extended to November 15, 2015 by a majority vote of the Limited Partners. Please also describe the circumstances under which the liquidity event may not occur at all.

We compete with other AmREIT affiliated entities for opportunities…, page 10

12.   In addition to those affiliates that already compete with you, please disclose that your General Partner or its affiliates may form a vehicle in the future that directly competes with you. We note such related disclosure on page 4.

13.   In the second paragraph, please identify the other affiliates besides AmREIT who directly compete with you with respect to selling and seeking tenants.

Our General Partner faces conflicts of interest…, page 10

14.   Please identify specifically the compensation your General Partner is entitled to receive regardless of performance.

We may not have sufficient cash available…, page 11

15.   Please add that to date all of your distributions have constituted a return of capital. In addition, please quantify in this risk factor and in the Distributions section on page 19 the amount of distributions to date that have exceeded your cash flow from operations.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operation, page 14

16.   We note that you have not provided tabular disclosure of contractual obligations pursuant to Item 303(a)(5) of Regulation S-K. Please advise us whether you have such funding obligations with respect to current development projects.

Description of our Real Estate Investments, page 16

17.   We note that you have development and redevelopment plans for each of your properties. If known, please briefly describe each of these plans, including estimated costs, estimated timing and method of financing.

18.   Please provide a lease expiration table for your three operating properties.

Item 5 – Directors and Executive Officers, page 17

19.   Please expand your disclosure to discuss the business experience each person has had
        over the past five years, including positions held, in accordance with Item 401(e) of
        Regulation S-K.

Liquidating Stage, page 18

20.   In footnote (1), you state that property management fees were paid to one of your
        affiliates. Please identify the affiliate.

Financial Statements and Notes

Balance Sheet

21.   We note your registration statement was filed after the February 4, 2008 effective date of
        Release No. 33-8876: Smaller Reporting Company Regulatory Relief and
        Simplification, please tell us what consideration you gave to including your audited
        balance sheet as of December 31, 2006 as required by Rule 8-02 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Investment in Non-Consolidated Entities, page F-6

22.   We note that as of December 31, 2007 all of your real estate investments are reported
        under the equity method of accounting. Please advise us of your policy for reviewing
        investments for impairment under paragraph 19(h) of APB-18.

Note 4. Partners' Capital and Minority Interest, page F-8

23.   Please tell us what consideration you gave to including the balance sheet of your General
        Partner as required under Rule 8-07 of Regulation S-X.

Note 7. Subsequent Events, page F-8

24.   We note that you acquired a retail shopping center for $8.8 million in March 2008.
        Please tell us what consideration you gave to filing financial statements for the acquired
        real estate under Rule 8-06 of Regulation S-X. Similarly advise us your consideration of
        Rule 8-06 for your investments acquired since your inception.

                        *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John, Accountant, at (202) 551-3446 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Staff Attorney, at (202) 551-3402 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

Cc: Jason Goode (*via facsimile*)